EXHIBIT 99.1

Brookfield Business Partners Reports Second Quarter 2020 Results

BROOKFIELD, News, Aug. 06, 2020 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced today financial results for the quarter ended June 30, 2020.

“Our business faced challenging conditions during the second quarter as a result of the global economic shutdown. We addressed this unprecedented situation by rapidly reducing costs, maximizing liquidity and implementing measures to protect employees," said Cyrus Madon, CEO of Brookfield Business Partners. “Activity levels at virtually all our operations increased as we entered the third quarter reflecting the essential nature of products and services that our businesses provide."

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions (except per unit amounts), unaudited	2020	2019	2020	2019
Net income (loss) attributable to unitholders[1]	$(109)	$107	$(235)	$169
Net income (loss) per limited partnership unit[2]	$(0.73)	$0.82	$(1.57)	$1.30

Company EBITDA[1,3]	$286	$237	$580	$503

Company FFO[1,4]	$173	$435	$367	$640
Company FFO per unit[2]	$1.15	$3.35	$2.44	$4.94
Company FFO, excluding gain (loss) on acquisitions/dispositions[1,4]	$173	$138	$325	$343
Company FFO, excluding gain (loss) on acquisitions/dispositions per unit[2]	$1.15	$1.06	$2.16	$2.65

Brookfield Business Partners generated Company EBITDA of $286 million for the three months ended June 30, 2020 compared to $237 million for the three months ended June 30, 2019 reflecting increased EBITDA in our Infrastructure Services segment, partially offset by reduced contribution from our Industrials segment. For the three months ended June 30, 2020 Company FFO was $173 million ($1.15 per unit) compared to $435 million ($3.35 per unit) in the prior year which included the benefit of gains on the sale of operations within our Business Services segment. Company FFO excluding gains on dispositions for the three months ended June 30, 2019, was $138 million ($1.06 per unit). The net loss attributable to unitholders for the three months ended June 30, 2020 was $109 million (loss of $0.73 per unit) compared to net income of $107 million ($0.82 per unit) in the prior year. The net loss in the current period includes provisions recorded during the quarter, partially offset by mark to market gains on financial assets, including public securities investments.

Operational Update

The following table presents Company EBITDA by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions, unaudited	2020	2019	2020	2019
Business Services	$64	$61	$83	$106
Infrastructure Services	148	88	304	223
Industrials	98	108	243	215
Corporate and Other	(24)	(20)	(50)	(41)
Company EBITDA[1,3]	$286	$237	$580	$503

Our Business Services segment generated Company EBITDA of $64 million during the three months ended June 30, 2020, compared with $61 million in the same period in 2019. Results benefited from contributions by Healthscope, Ouro Verde and Genworth Canada, which we acquired during 2019, partially offset by the impact of the economic shutdown on our operations. Prior year results included contributions from our facilities management and executive relocation businesses which were sold during the second quarter of 2019.

Our Infrastructure Services segment generated Company EBITDA of $148 million during the three months ended June 30, 2020, compared to $88 million in the same period in 2019. Results benefited from strong performance at Westinghouse, our increased ownership in Altera Infrastructure and contribution from BrandSafway which we acquired in January 2020, partially offset by the impact of the economic shutdown on our operations.

Our Industrials segment generated Company EBITDA of $98 million during the three months ended June 30, 2020 compared to $108 million in the same period in 2019. Results reflect decreased contribution from GrafTech due to lower sales volumes and price, and the impact of the economic shutdown on our operations at Cardone. Contribution from Clarios increased compared to the prior year. Prior year results also included contribution from our palladium producer which was sold in 2019.

The following table presents Company FFO by segment:

	Three Months Ended June 30,		Six Months Ended June 30,
US$ millions (except per unit amounts), unaudited	2020	2019	2020	2019
Business Services	$39	$342	$81	$374
Infrastructure Services	87	54	191	156
Industrials	62	46	119	127
Corporate and Other	(15)	(7)	(24)	(17)
Company FFO[1,4]	$173	$435	$367	$640
Gain (loss) on acquisitions/dispositions, net	—	297	42	297
Company FFO, excluding gain (loss) on acquisitions/dispositions[1,4]	173	138	325	343
Company FFO, excluding gain (loss) on acquisitions/dispositions per unit[2]	$1.15	$1.06	$2.16	$2.65

Company FFO, excluding gain (loss) on acquisitions/dispositions, for the three months ended June 30, 2020 increased to $173 million from $138 million in the same period in 2019 primarily due to incremental contributions from recent acquisitions, partially offset by reduced performance across our operations as a result of the economic shutdown. Company FFO for the three months ended June 30, 2019 of $435 million included after-tax gains of $297 million recognized on businesses sold in the second quarter of 2019.

Liquidity

We ended the quarter with approximately $1.9 billion of liquidity at the corporate level including $243 million of cash and liquid securities and $1.7 billion of undrawn credit facilities. Subsequent to the end of the quarter, we increased our credit facilities by $500 million to an aggregate capacity of $2.6 billion resulting in total proforma liquidity, including funding for known transactions, of approximately $2.3 billion. In addition, our operating companies have approximately $5 billion in additional liquidity comprised of cash and available credit facilities.

Strategic Initiatives

  IndoStar Capital Finance ("IndoStar")
  Subsequent to the end of the quarter, together with institutional partners, we acquired a 57% controlling interest in IndoStar for approximately $295 million. Brookfield Business Partners' share of the equity purchase price was approximately $105 million and we own a 20% ownership interest. IndoStar is a financing company focused on commercial vehicle lending and affordable home financing in India.

  GrafTech International ("GrafTech")
  Subsequent to the end of the quarter, we executed a partial distribution of GrafTech common shares to our institutional partners that reduced the size of our control position in the company. The distribution advances our efforts to monetize our investment in GrafTech and increases the liquidity of GrafTech's freely tradable common shares. Brookfield Business Partners continues to own approximately 69 million shares in GrafTech, 17 million of which we now own directly and can deal with separately from our partners.

  Superior Plus Corp. ("Superior")
  Together with institutional partners, we subscribed for $260 million of convertible preferred shares of Superior. Superior is a leading propane distributor in North America and our investment will help accelerate the company's growth objectives. The shares have a minimum coupon of 7.25% and convert to a 15% common equity stake in Superior. Brookfield Business Partners' share of the investment is $45 million.

  Cardone Industries
  During the second quarter, together with institutional partners, we recapitalized Cardone with $180 million in new equity. Brookfield Business Partners’ share was approximately $95 million for a 52% ownership interest. As part of the recapitalization Cardone secured concessions from its senior debtholders including the extension of maturities on its bank debt. Cardone is a remanufacturer of automotive replacement parts and the recapitalization strengthens its capital structure to further progress its operational turnaround.

  Unit Repurchase Program
  For the three months ended June 30, 2020 we repurchased 177,571 of BBU units under our normal course issuer bid (NCIB).

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on September 30, 2020 to unitholders of record as at the close of business on August 31, 2020.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three and six months ended June 30, 2020 was 150.1 million and 150.3 million (2019: 129.9 million and 129.5 million).
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments. A reconciliation of net income to Company EBITDA is available on pages 8-11 of this release.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. A reconciliation of net income to Company FFO is available on pages 8-11 of this release.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with over $525 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more information, please visit our website at https://bbu.brookfield.com.

Please note that Brookfield Business Partners' previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and are available at https://bbu.brookfield.com/reports-and-filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Tel: +1 (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ second quarter 2020 results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on August 6, 2020 at 12:00 p.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 688-9431 toll free in the U.S. and Canada. For overseas calls please dial +1 (409) 216-0818, at approximately 11:50 a.m. Eastern Time. The Conference ID is 3838218. A recording of the conference call will be available until August 12, 2020 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls (Conference ID 3838218). A replay of the webcast will be available at https://bbu.brookfield.com.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the recent novel coronavirus outbreak (“COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by the economic shutdown resulting from the COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns.  See “Risks Associated with the COVID-19 Pandemic” in the “Risks and Uncertainties” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the second quarter ended June 30, 2020 to be made available.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. When determining Company FFO and Company EBITDA, we include our unitholders’ proportionate share of Company FFO and Company EBITDA for equity accounted investments. Company FFO and Company EBITDA are not generally accepted accounting measures under IFRS and therefore may differ from definitions used by other entities. We believe these metrics are useful supplemental measures that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Company FFO and Company EBITDA should not be considered in isolation from, or as substitutes for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the second quarter ended June 30, 2020.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2020	December 31, 2019

Assets
Cash and cash equivalents	$2,138	$1,986
Financial assets	6,335	6,243
Accounts and other receivable, net	4,745	5,631
Inventory and other assets	5,188	5,282
Property, plant and equipment	13,650	13,892
Deferred income tax assets	718	667
Intangible assets	10,820	11,559
Equity accounted investments	1,648	1,273
Goodwill	5,036	5,218
	$50,278	$51,751

Liabilities and equity
Liabilities
Corporate borrowings	$253	nil
Accounts payable and other	16,449	16,496
Non-recourse borrowings in subsidiaries of Brookfield Business Partners	22,202	22,399
Deferred income tax liabilities	1,617	1,803
	$40,521	$40,698
Equity
Limited partners	1,731	2,116
Non-Controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,354	1,676
Interest of others in operating subsidiaries	6,672	7,261
	9,757	11,053
	$50,278	$51,751

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019

Revenues	$7,370	$10,717	$17,516	$19,918
Direct operating costs	(6,285)	(9,776)	(15,186)	(17,969)
General and administrative expenses	(228)	(211)	(472)	(389)
Depreciation and amortization expense	(533)	(441)	(1,071)	(752)
Interest income (expense), net	(353)	(313)	(717)	(497)
Equity accounted income (loss), net	18	23	9	30
Impairment expense, net	(29)	(324)	(142)	(324)
Gain (loss) on acquisitions/dispositions, net	(4)	522	179	520
Other income (expense), net	149	(181)	(68)	(271)
Income (loss) before income tax	105	16	48	266
Income tax (expense) recovery
Current	(23)	(93)	(98)	(123)
Deferred	67	41	165	22
Net income (loss)	$149	$(36)	$115	$165
Attributable to:
Limited partners	$(59)	$55	$(126)	$87
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	(50)	52	(109)	82
Special Limited Partners	—	—	—	—
Interest of others in operating subsidiaries	$258	$(143)	$350	$(4)

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended June 30, 2020 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$4,053	$1,120	$2,197	$—	$7,370
Direct operating costs	(3,763)	(791)	(1,728)	(3)	(6,285)
General and administrative expenses	(80)	(53)	(74)	(21)	(228)
Equity accounted Company EBITDA	4	42	17	—	63
Company EBITDA attributable to others	(150)	(170)	(314)	—	(634)
Company EBITDA[1,2,4]	64	148	98	(24)	286
Realized disposition gain, net	—	—	(4)	—	(4)
Other income (expense), net	3	(23)	1	—	(19)
Interest income (expense), net	(52)	(76)	(224)	(1)	(353)
Equity accounted current taxes and interest	(2)	(16)	(4)	—	(22)
Current income taxes	(33)	(4)	4	10	(23)
Company FFO attributable to others (net of Company EBITDA attributable to others)	59	58	191	—	308
Company FFO[1,3,4]	39	87	62	(15)	173
Depreciation and amortization expense					(533)
Impairment expense, net					(29)
Other income (expense), net					168
Deferred income taxes					67
Non-cash items attributable to equity accounted investments					(23)
Non-cash items attributable to others					68
Net income (loss) attributable to unitholders[4]					$(109)

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the six months ended June 30, 2020 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$10,582	$2,290	$4,644	$—	$17,516
Direct operating costs	(10,021)	(1,599)	(3,561)	(5)	(15,186)
General and administrative expenses	(171)	(91)	(165)	(45)	(472)
Equity accounted Company EBITDA	15	77	43	—	135
Company EBITDA attributable to others	(322)	(373)	(718)	—	(1,413)
Company EBITDA[1,2,4]	83	304	243	(50)	580
Realized disposition gain, net	186	—	(7)	—	179
Other income (expense), net	9	(29)	1	—	(19)
Interest income (expense), net	(110)	(165)	(447)	5	(717)
Equity accounted current taxes and interest	(4)	(24)	(8)	—	(36)
Current income taxes	(52)	(6)	(61)	21	(98)
Company FFO attributable to others (net of Company EBITDA attributable to others)	(31)	111	398	—	478
Company FFO[1,3,4]	81	191	119	(24)	367
Depreciation and amortization expense					(1,071)
Impairment expense, net					(142)
Other income (expense), net					(49)
Deferred income taxes					165
Non-cash items attributable to equity accounted investments					(90)
Non-cash items attributable to others					585
Net income (loss) attributable to unitholders[4]					$(235)

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended June 30, 2019 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$7,345	$1,105	$2,267	$—	$10,717
Direct operating costs	(7,169)	(838)	(1,767)	(2)	(9,776)
General and administrative expenses	(67)	(41)	(85)	(18)	(211)
Equity accounted Company EBITDA	11	35	17	—	63
Company EBITDA attributable to others	(59)	(173)	(324)	—	(556)
Company EBITDA[1,2,4]	61	88	108	(20)	237
Realized disposition gain, net	522	—	—	—	522
Other income (expense), net	—	4	—	—	4
Interest income (expense), net	(38)	(97)	(186)	8	(313)
Equity accounted current taxes and interest	(2)	(5)	(3)	—	(10)
Current income taxes	(47)	—	(51)	5	(93)
Company FFO attributable to others (net of Company EBITDA attributable to others)	(154)	64	178	—	88
Company FFO[1,3,4]	342	54	46	(7)	435
Depreciation and amortization expense					(441)
Impairment expense, net					(324)
Other income (expense), net					(185)
Deferred income taxes					41
Non-cash items attributable to equity accounted investments					(30)
Non-cash items attributable to others					611
Net income (loss) attributable to unitholders[4]					$107

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the six months ended June 30, 2019 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$14,280	$2,394	$3,244	$—	$19,918
Direct operating costs	(13,947)	(1,730)	(2,288)	(4)	(17,969)
General and administrative expenses	(134)	(75)	(143)	(37)	(389)
Equity accounted Company EBITDA	19	56	21	—	96
Company EBITDA attributable to others	(112)	(422)	(619)	—	(1,153)
Company EBITDA[1,2,4]	106	223	215	(41)	503
Realized disposition gain, net	522	—	(2)	—	520
Other income (expense), net	—	—	2	—	2
Interest income (expense), net	(58)	(198)	(255)	14	(497)
Equity accounted current taxes and interest	(3)	(8)	(4)	—	(15)
Current income taxes	(57)	9	(85)	10	(123)
Company FFO attributable to others (net of Company EBITDA attributable to others)	(136)	130	256	—	250
Company FFO[1,3,4]	374	156	127	(17)	640
Depreciation and amortization expense					(752)
Impairment expense, net					(324)
Other income (expense), net					(273)
Deferred income taxes					22
Non-cash items attributable to equity accounted investments					(51)
Non-cash items attributable to others					907
Net income (loss) attributable to unitholders[4]					$169

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of realized disposition gains (losses), interest income (expense), current income taxes, the impact of realized disposition gains (losses), current income taxes and interest income (expense) related to equity accounted investments, and other items. When determining Company EBITDA, we include our proportionate share of Company EBITDA of equity accounted investments.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.